UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-24024

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER Not applicable

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2006

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________

PART I—REGISTRANT INFORMATION

Venture Financial Group, Inc.

Full Name of Registrant

Former Name if Applicable

1495 Wilmington Drive., P.O. Box 970

Address of Principal Executive Office (Street and Number)

DuPont, Washington 98327

City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

[X]	(a) (b) (c)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
(15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th)
calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Venture Financial Group, Inc. is unable to file its Form 11-K for the year ended December 31, 2006 within the prescribed time period without unreasonable effort or expense because the financial statements for the plan have not been completed. Venture’s accountants have been unable to complete the financial statements for the plan because the plan administrator has not provided the accountants with the necessary financial information.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sandra L. Sager	253	441-4001
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[X] Yes [ ] No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VENTURE FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 2, 2007	By	/s/ Sandra L. Sager
Sandra L. Sager, EVP and Chief Financial
Officer